Exhibit 10.2

Revised May 31, 2019

John Fry

Dear John:

Quanterix Corporation (the “Company”) is pleased to offer you the full-time position of General Counsel and Corporate Secretary, reporting to me, pending Board approval. Your effective date of hire will be June 10, 2019. We are excited about the prospect of you joining our team.

Salary:  The Company will pay you a salary at an annual rate of $340,000, paid at a bi-weekly rate of $13,076.92 (subject to periodic review and adjustment at the discretion of the Company).

Bonus:  You will be eligible to receive an annual performance bonus. The Company will target the bonus at up to 50% of your annual base salary earnings. The actual bonus percentage is discretionary and will be subject to your achievement of the metrics and goals established by and agreed to with Kevin Hrusovsky. The bonus also will be subject to your employment for the full period covered by the bonus, approval by and adjustment at the discretion of the Company and Company’s Board of Directors, and the terms of any applicable bonus plan. You must be actively employed by Quanterix on the date the bonus is paid to receive a performance bonus.

Benefits:  You will be eligible to participate in the employee benefits and insurance programs generally made available to its full-time employees, including medical insurance, dental insurance, 401K Plan and match, ESPP, Flexible Spending Account, term life insurance, and short and long term disability insurance. Details of these benefits programs, including mandatory employee contributions, will be made available to you when you start. You also will be eligible to receive paid vacation time. You will be eligible for up to 20 days of paid vacation per year, which shall accrue on a prorated basis. Other provisions of the Company’s vacation policy are set forth in the policy itself.

Stock Options & RSUs:   You will be eligible to participate in the Company’s stock option program, subject to approval by the Compensation Committee. We will recommend to the Compensation Committee to approve that you be granted a new hire award of 22,502 Restricted Stock Units (“RSUs”) and an option to purchase 51,177 shares (“Options”) of the Company’s common stock at the stock’s fair market value on the later of (i) approval by the compensation committee or (ii) your effective date of employment. The RSUs and Options will vest over four years, with 25% vesting on the first anniversary of your start date, and the remaining vesting ratably on a monthly basis over the next three years.  Notwithstanding the foregoing, in the event of the Company’s consummation of a Sale Event (as defined below) within the first eighteen (18) months after your effective date of employment and while you remain employed by the Company, then: (1) you immediately will vest in fifty percent (50%) of any unvested outstanding portion of the RSUs and Options (with any such vesting, as stated below, pursuant to the terms and conditions of the Quanterix 2017 Employee, Director and Consultant Equity Incentive Plan and any associated agreement required to be entered into by you and the Company), and (2) any remaining unvested RSUs and Options (after giving effect to the aforementioned vesting acceleration) will vest on the original vesting schedule applicable to the RSUs and Options, with the vesting amounts to be reduced and pro-rated to reflect the above-described acceleration.

You will also be eligible to receive an annual equity grant subject to approval by the Compensation Committee and in the same manner as the awards provided to other senior executive officers of the Company. The Company will target a grant date fair value of the annual equity awards of up to $600,000 based upon Black Scholes Value. The actual value of the awards will be discretionary and will be subject to your achievement of the metrics and goals established by and agreed to with Kevin Hrusovsky.

Your eligibility for equity awards will be governed by the Quanterix 2017 Employee, Director and Consultant Equity Incentive Plan and any associated agreement required to be entered into by you and the Company.

At-Will Employment; Accrued Obligations; Severance.

Your employment is “at will,” meaning you or the Company may terminate it at any time for any or no reason. In the event of the termination of your employment for any reason, the Company shall pay you the “Accrued Obligations,” defined as (1) your base salary through the date of termination, (2) an amount equal to the value of your accrued unused vacation days, and (3) the amount of any expenses properly incurred by you on behalf of the Company prior to any such termination and not yet reimbursed. In addition, in the event the Company terminates your employment without Cause or you resign for Good Reason (both as defined below), the Company shall provide you with the following termination benefits (the “Termination Benefits”):

(i)continuation of your base salary for a period of six (6) months after the date of termination at the salary rate then in effect (“Salary Continuation Payments”) (solely for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, each Salary Continuation Payment is considered a separate payment).  RSU’s and Options that otherwise would have vested during this severance period will vest and will not be forfeited;

(ii)continuation of group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and you as in effect on the date of termination until the earlier of (i) six (6) months from the termination date; or (ii) the date you become eligible for health benefits through another employer or otherwise become ineligible for COBRA (“Health Benefits Continuation Payments”). Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing Health Benefits Continuation Payments without potentially violating applicable law (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the Company’s portion of the monthly COBRA premium (as described above) that you would be required to  pay to continue your group health coverage in effect on the date of your termination (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made on the last day of each month regardless of whether you elect COBRA continuation coverage and shall end on the earlier of (y) the date upon which you obtain other employment; or (z) the last day of the sixth (6th) calendar month following your termination date;

(iii)if the date of termination occurs within the twelve (12) month period immediately following a Sale Event (such a termination a “Sale Event Termination”), then your Salary Continuation Payments and Health Benefits Continuation Payments shall continue for a period of twelve (12) months after the date of termination (such 12 month continuation period to be in lieu of, and not in addition to, the 6-month period referenced in (i) and (ii) above); and

(iv)if a Sale Event Termination occurs after the first eighteen (18) months after your effective date of employment, you will receive additional vesting of all outstanding equity awards held by you (including the Options and RSUs) equal to an amount that would have vested during the twelve (12) month Salary Continuation Payments period.

Notwithstanding anything to the contrary in this agreement, you shall not be entitled to any Termination Benefits unless you first (i) enter into, do not revoke, and comply with the terms of a separation agreement in a form acceptable to the Company, which shall include a general release in favor of the Company and related persons and entities (the “Release”); (ii) resign from any and all positions, including, without implication of limitation, as a director, trustee, and officer, that you then hold with the Company and any affiliate of the Company; (iii) comply with the terms of your Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement; and (iv) return all Company property and comply with any instructions related to deleting and purging duplicates of such Company property. The Salary Continuation Payments shall commence within 60 days after the date of termination and shall be made on the Company’s regular payroll dates; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Salary Continuation Payments shall begin to be paid in the second calendar year. In the event you miss a regular payroll period between the date of termination and first Salary Continuation Payment, the first Salary Continuation Payment shall include a “catch up” payment.

For purposes of this section:

“Cause” means the occurrence of any of the following (and, if applicable, that the Company has complied with the Cause Process (hereinafter defined) following the occurrence of a circumstance subject to the Cause Process): (i) theft, fraud, embezzlement, misappropriation of assets or property of the Company; (ii) dishonesty, gross negligence, misconduct, neglect of duties, or breach of fiduciary duty to the Company; (iii) violation of federal or state securities laws; (iv) breach of an employment, consulting or other agreement with the Company; (v) the conviction of a felony, or any crime involving moral turpitude, including a plea of guilty or nolo contendere; or (vi) continued non-performance or unsatisfactory performance of your responsibilities hereunder. “Cause Process” means that (1) the Company has reasonably determined in good faith that a “Cause” condition has occurred; (2) the Company has notified you in writing of the first occurrence of the Cause condition within 60 days of the first occurrence of such condition; (3) you are provided a period of 30 days following such notice (the “Cause Cure Period”) to remedy the condition; (4) notwithstanding such efforts, the Company reasonably and in good faith determines at the end of the Cause Cure Period that the Cause condition continues to exist; and (5) the Company terminates your employment within 30 days after the end of the Cause Cure Period. If you cure the Cause condition during the Cause Cure Period, Cause shall be deemed not to have occurred. The Company shall not be required to follow the Cause Process as to those conditions which it reasonably determines in good faith cannot be cured within the Cause Cure Period. For the avoidance of doubt, you and the Company acknowledge and agree that clauses (i), (iii) and (v) cannot be cured, and shall not be subject to the requirements of the Cause Process.

“Good Reason” means that you have complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following actions undertaken by the Company without your express prior written consent: (i) the material diminution in your responsibilities, authority and function; (ii) a material reduction in your base salary, provided, however, that  Good Reason shall not be deemed to have occurred in the event of a reduction in your base  salary that is pursuant to a salary reduction program affecting substantially all of the senior level employees of the Company and that does not adversely affect you to a greater extent than other similarly situated employees; (iii) a material change in the geographic location at which you  must regularly report to work and perform services, except for required travel on the Company’s business; or (iv) a material breach by the Company of any of its obligations to you under its agreements with you. “Good Reason Process” means that (1) you have reasonably determined in good faith that a “Good Reason” condition has occurred; (2) you have notified the Company in writing of the first occurrence of the Good Reason condition within 30 days of the first occurrence of such condition; (3) the Company is provided with a period of 30 days following such notice (the “Cure Period”) to remedy the condition; (4) notwithstanding such efforts, you reasonably and in good faith determine at the end of the Cure Period that the Good Reason condition continues to exist; and (5) you terminate your employment within 30 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

“Sale Event” means the consummation of: (i) the sale of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis to an unrelated person or entity; or (ii) a merger, reorganization or consolidation in which the outstanding shares of Stock are converted into or exchanged for securities of the successor entity and the holders of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction (taking into account only ownership interests resulting from pre-transaction interests in the Company).

Section 280G:

Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to you or for your benefit pursuant to the terms of this Agreement or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and would, but for this Section be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto)

or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then prior to making the Covered Payments, a calculation shall be made comparing (A) the Net Benefit (as defined below) to you of the Covered Payments after payment of the Excise Tax to (B) the Net Benefit to you if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax.  Only if the amount calculated under (A) above is less than the amount under (B) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the “Reduced Amount”).  “Net Benefit” shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes.

If there is a reduction pursuant to this Agreement, the Covered Payment reduction contemplated by the preceding paragraph shall be implemented by determining the “Parachute Payment Ratio” (as defined below) for each “parachute payment” and then reducing the “parachute payments” in order beginning with the “parachute payment” with the highest Parachute Payment Ratio.  For “parachute payments” with the same Parachute Payment Ratio, such “parachute payments” shall be reduced based on the time of payment of such “parachute payments,” with amounts having later payment dates being reduced first.  For “parachute payments” with the same Parachute Payment Ratio and the same time of payment, such “parachute payments” shall be reduced on a pro rata basis (but not below zero) prior to reducing “parachute payments” with a lower Parachute Payment Ratio.  The term “Parachute Payment Ratio” shall mean a fraction the numerator of which is the value of the applicable “parachute payment” that must be taken into account by Executive for purposes of Section 4999(a) of the Code, and the denominator of which is the actual amount to be received by Executive in respect of the applicable “parachute payment”.  For example, in the case of an equity grant that is treated as contingent on the change in control because the time at which the payment is made or the payment vests is accelerated, the denominator shall be determined by reference to the fair market value of the equity at the acceleration date, and not in accordance with the methodology for determining the value of accelerated payments set forth in Treasury Regulation Section 1.280G-1Q/A-24(b) or (c).

Section 409A:

Anything in this Employment Agreement to the contrary notwithstanding, if at the time of your separation from service within the meaning of Section 409A of the Code, the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that you becomes entitled to under this Employment Agreement on account of your separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after your separation from service, or (B) your death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule. All in-kind benefits provided and expenses eligible for reimbursement under this Employment Agreement shall be provided by the Company or incurred by you during the time periods set forth in this Employment Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. To the extent that any payment or benefit described in this Employment Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon your termination of employment, then such payments or benefits shall be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h). The Company and you intend that this Employment Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Employment Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this Employment Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

Representation Regarding Other Obligations:  This offer is conditioned on your representation that you are not subject to any confidentiality, non-competition agreement or any other similar type of restriction that may affect your ability to devote full time and attention to your work at the Company. If you have entered into any agreement that may restrict your activities on behalf of the Company, please provide me with a copy of the agreement as soon as possible.

Other Terms:  Your employment with the Company shall be on an at-will basis. In other words, you or the Company may terminate employment for any reason and at any time, with or without notice. Similarly, the terms of employment outlined in this letter are subject to change at any time. You also will be required to sign the Company’s standard “Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement” as a condition of your employment. A copy of that Agreement is enclosed. In addition, as with all employees, our offer to you is contingent on your submission of satisfactory proof of your identity and your legal authorization to work in the United States.

We are excited about the opportunity to work with you at Quanterix. If you have any questions about this information, please do not hesitate to call. Otherwise, please confirm your acceptance of this offer of employment by signing below and returning a copy to me no later than June 1, 2019.

We are confident that with your background and skills, you will have an immediate positive impact on our organization.

Sincerely,

/s/ Kevin Hrusovsky
CEO and Executive Chairman

Offer accepted:

/s/ John Fry	May 31, 2019
John Fry	Date